GST TELECOMMUNICATIONS,INC.

                     SIGNIFICANT SUBSIDIARIES AS OF 9/30/97

GST USA, Inc., a Delaware corporation.

GST Telecom Inc., a Delaware corporation.

GST Pacific Lightwave, Inc., a Washington corporation.